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May 7, 2013

Dear Shareholder:

        You are cordially invited to attend the 2013 Annual General Meeting of Shareholders (the "Annual General Meeting") of Manchester United plc ("Manchester United"), to be held at 3:00 p.m., local time, on June 17, 2013, in the offices of Latham & Watkins, LLP, in the John Hancock Tower, 20th Floor, 200 Clarendon Street, Boston, Massachusetts. Information concerning the matters to be considered and voted upon at the Annual General Meeting is set out in the attached Notice of 2013 Annual General Meeting of Shareholders and Proxy Statement.

        Fiscal 2012 was the best year ever for Manchester United's commercial business. Our world-record $559 million shirt sponsorship deal with Chevrolet and the Premier League's new £1 billon per year UK television rights deal (a 70% increase) highlight the outstanding growth prospects for the future.

        In addition, we continued to strengthen our team by signing world-class players. We also opened a new commercial sales office in Hong Kong (our first outside the UK) to better position ourselves for growth in a region that represents 325 million of our 659 million followers.

        It is important that your Class A ordinary shares be represented at the 2013 Annual General Meeting, regardless of the number of Class A ordinary shares you hold or whether or not you plan to attend the meeting in person. Accordingly, please authorize a proxy to vote your Class A ordinary shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your Class A ordinary shares in person if you subsequently choose to attend the Annual General Meeting.

        Thank you for your continued support. We look forward to seeing you at our 2013 Annual General Meeting of Shareholders.

Yours sincerely,

Edward Woodward Executive Vice Chairman

NOTICE OF
2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

        Notice is hereby given that the 2013 Annual General Meeting of Shareholders (the "Annual General Meeting") of Manchester United plc, an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands (the "Company"), will be held in the offices of Latham & Watkins, LLP, in the John Hancock Tower, 20th Floor, 200 Clarendon Street, Boston, Massachusetts, on June 17, 2013, at 3:00 p.m., local time, for the following purposes:

  1.
  To elect twelve directors for a one-year term and until the election and qualification of their respective successors in office;

  2.
  To transact such other business as may properly come before the Annual General Meeting and any adjournment or postponement thereof.

        The Board of Directors has fixed the close of business on April 26, 2013, as the record date for the Annual General Meeting (the "Record Date"), and only holders of record of Class A ordinary shares and Class B ordinary shares at such time will be entitled to notice of or to vote at the Annual General Meeting or any adjournment or postponement thereof.

        The foregoing items of business are more fully described in the Proxy Statement for the Annual General Meeting. On or about May 8, 2013, we intend to mail to our shareholders of record as of the Record Date a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access the Proxy Statement and the Annual Report for the fiscal year ended June 30, 2012 (the "2012 Annual Report"). The Notice also provides instructions on how to vote online and includes instructions on how to receive a paper copy of the proxy materials by mail.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
MANCHESTER UNITED PLC

June 17, 2013

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are available at
http://www.amstock.com/proxyservices/viewmaterial.asp?CoNumber=17755

YOUR VOTE IS IMPORTANT

        Based on current New York Stock Exchange rules your broker will NOT be able to vote your Class A ordinary shares with respect to the election of directors if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your Class A ordinary shares and exercise your right as a shareholder.

        If you are a shareholder of record as of the Record Date, you will be admitted to the Annual General Meeting upon presenting a form of photo identification. If you own Class A ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the meeting upon presenting a form of photo identification and proof of share ownership or a valid proxy signed by the record holder. A recent brokerage statement or a letter from a bank or broker are examples of proof of share ownership for this purpose.

        Regardless of whether or not you plan to attend the Annual General Meeting, please follow the instructions you received to authorize a proxy to vote your Class A ordinary shares as soon as possible to ensure that your ordinary shares are represented at the Annual General Meeting. Any shareholder that decides to attend the Annual General Meeting in person may, if so desired, revoke the prior proxy by voting their Class A ordinary shares at the Annual General Meeting.

By Order of the Board of Directors,

Edward Woodward Executive Vice Chairman
Manchester, United Kingdom May 7, 2013

May 7, 2013

GENERAL INFORMATION

        This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Manchester United plc (the "Company," "Manchester United," "we" or "us") for use at the 2013 Annual General Meeting of Shareholders (the "Annual General Meeting") to be held in the offices of Latham & Watkins, LLP, in the John Hancock Tower, 20th Floor, 200 Clarendon Street, Boston, Massachusetts, on June 17, 2013, at 3:00 p.m., local time, and any adjournment or postponement thereof. We expect to first make this Proxy Statement available, together with our Annual Report for the fiscal year ended June 30, 2012 (the "2012 Annual Report"), to shareholders on or about May 7, 2013.

Foreign Private Issuer

        We are a "foreign private issuer" within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as a result, we are not required to comply with U.S. federal proxy requirements.

Record Date

        The Board of Directors has fixed the close of business on April 26, 2013, as the record date for the Annual General Meeting (the "Record Date"), and only holders of record of Class A ordinary shares and Class B ordinary shares at such time will be entitled to notice of or to vote at the Annual General Meeting or any adjournment or postponement thereof.

Internet Availability of Annual General Meeting Materials

        We have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record as of the Record Date. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our proxy materials and vote their ordinary shares.

        We intend to mail the Notice on or about May 8, 2013, to all shareholders of record entitled to vote at the Annual General Meeting.

Who May Vote

        Only holders of record of our Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual General Meeting. On the Record Date, 39,825,595 Class A ordinary shares were issued and outstanding and 124,000,000 Class B ordinary shares were issued and outstanding. Each Class A ordinary share is entitled to one vote at the Annual General Meeting, and each Class B ordinary share is entitled to ten votes at the Annual General Meeting.

What Constitutes a Quorum

        Shareholders may not take action at the Annual General Meeting unless there is a quorum present at the meeting. A meeting of shareholders is duly constituted, and a quorum is present, if, at the commencement of the meeting, there are present in person or by proxy at least a majority of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting. Broker non-votes (as described below) will not be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Abstentions will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

Broker Non-Votes and Abstentions

        Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares. An abstention occurs when a shareholder withholds such shareholder's vote by checking the "ABSTAIN" box on the proxy card, or similarly elects to abstain via Internet or telephone voting.

        Based on current New York Stock Exchange ("NYSE") rules, your broker will NOT be able to vote your shares with respect to the election of directors if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder. As such, only those votes cast "FOR" or "AGAINST" are counted for the purposes of determining the number of votes cast in connection with the proposal to elect directors (Proposal 1). Abstentions and broker non-votes have no effect on the outcome of Proposal 1.

Vote Required

        Proposal No. 1:    Under applicable Cayman Islands law and our Amended and Restated Memorandum and Articles of Association (our "Articles"), directors are elected by a simple majority vote of all votes cast at the Annual General Meeting, if a quorum is present. Our Articles do not provide for cumulative voting.

Voting Process and Revocation of Proxies

        If you are a shareholder of record, there are three ways to vote by proxy:

  •
  By Internet—You can vote over the Internet at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=17755 by following the instructions in the Notice or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is an 11-digit number located in a box on the proxy card that is included with your proxy materials. We encourage you to vote by Internet even if you received proxy materials in the mail.

  •
  By Telephone—You may vote and submit your proxy by calling toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from outside the United States and providing your control number, which is an 11-digit number located in a box on the proxy card that is included with your proxy materials.

  •
  By Mail—If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

        Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Daylight Time on June 16, 2013. Submitting your proxy by any of these methods will not affect your ability to attend the Annual General Meeting in-person and vote at the Annual General Meeting.

        If your Class A ordinary shares are held in "street name," meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.

        The Company will retain an independent tabulator to receive and tabulate the proxies.

        If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxies will vote your shares "FOR" the election of the nominees for director.

        It is not expected that any other matters will be brought before the Annual General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

        A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:

  •
  attending the Annual General Meeting and voting in person;

  •
  voting again by the Internet or telephone (only the last vote cast by each shareholder of record will be counted), provided that the shareholder does so before 11:59 p.m. Eastern Daylight Time on June 16, 2013;

  •
  delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or telephone, but prior to the date of the Annual General Meeting, stating that the proxy is revoked; or

  •
  signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

        You should send any written notice or new proxy card to Manchester United plc, c/o American Stock Transfer, 6201 15th Avenue, Brooklyn, New York 11219.

        If you are a registered holder you may request a new proxy card by calling American Stock Transfer at 1-888-Proxy-NA if calling from the United States, or 1-718-921-8562 from outside the United States, or you may also send a request via email to info@amstock.com, or visit http://www.amstock.com/ProxyServices/requestmaterials.asp to submit a request online.

        Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the Class A ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual General Meeting. Your last vote, prior to or at the Annual General Meeting, is the vote that will be counted.

Attendance at the Annual General Meeting

        Only shareholders or their legal proxy holders are invited to attend the Annual General Meeting. To be admitted to the Annual General Meeting, you will need a form of photo identification (such as a driver's license or passport), and if you hold your Class A ordinary shares in street name you must also bring valid proof of ownership of our Class A ordinary shares or a valid legal proxy. If you are a shareholder of record, you will be admitted to the meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your Class A ordinary shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker is sufficient proof of ownership to be admitted to the meeting.

        No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Annual General Meeting. Attendees may be asked to pass through security prior to entering the Annual General Meeting.

        The Company encourages members of its Board of Directors to attend the Annual General Meeting. Representatives of PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, may also attend the Annual General Meeting along with certain members of management of the Company and outside counsel.

Solicitation of Proxies

        We will pay the cost of soliciting proxies for the Annual General Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Notices, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

 PROPOSAL NO. 1
ELECTION OF DIRECTORS

Board Composition and Election of Directors

        Our Board of Directors has nominated the following individuals as nominees for election as members of our Board of Directors at the Annual General Meeting, to serve one-year terms:

  •
  Avram Glazer

  •
  Joel Glazer

  •
  Edward Woodward

  •
  Richard Arnold

  •
  Michael Bolingbroke

  •
  Kevin Glazer

  •
  Bryan Glazer

  •
  Darcie Glazer Kassewitz

  •
  Edward Glazer

  •
  Robert Leitão

  •
  Manu Sawhney

  •
  John Hooks

        Each of these nominees currently serves as a member of our Board of Directors, except for Michael Bolingbroke, who has been nominated to fill the vacancy created by the decision of David Gill to step down from our Board of Directors.

        The management of our Company is vested in the Board of Directors. Our Articles provide that our Board of Directors must be composed of at least one member, and that the total number is to be fixed by resolution of the Shareholders. Members of our Board of Directors are elected each year for one-year terms by shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any annual general meeting. Members of our Board of Directors may also be appointed, removed and/or replaced by an ordinary resolution of the shareholders or by written notice delivered to the Company from time to time by shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any general meeting, to serve until the next annual general meeting.

        The following table lists each of our nominees for the Board of Directors, and their respective ages and current positions with the Company:

Name	Age	Position
Avram Glazer	52	Executive Co-Chairman and Director
Joel Glazer	45	Executive Co-Chairman and Director
Edward Woodward	41	Executive Vice Chairman and Director
Richard Arnold	41	Commercial Director and Director
Michael Bolingbroke	47	Chief Operating Officer and Director Nominee
Kevin Glazer	51	Director
Bryan Glazer	48	Director
Darcie Glazer Kassewitz	44	Director
Edward Glazer	43	Director
Robert Leitão	49	Independent Director
Manu Sawhney	46	Independent Director
John Hooks	56	Independent Director

        The following is a brief biography of each of our nominees to the Board of Directors:

        Avram Glazer, aged 52, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company between from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

        Joel Glazer, aged 45, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance and International Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor's degree.

        Edward Woodward, aged 41, is Executive Vice Chairman and a Director of the Company. On February 20, 2013, we announced that Mr. Woodward will assume the responsibilities vacated by Mr. Gill when Mr. Gill steps down as Chief Executive Officer on June 30, 2013, however Mr. Woodward's job title will remain Executive Vice Chairman of the Company upon assumption of such responsibilities. He was appointed to our board of directors on April 30, 2012 and is currently the Executive Vice Chairman of Manchester United Limited, having been elected to its board of directors in February 2008. He is also director of Manchester United Merchandising Limited and MUTV and is on the Marketing Committee of the European Clubs Association. On joining the club in 2005 he initially managed the capital structure of the group and advised on the overall financial business plan. In 2007 he assumed responsibility for the commercial and media operations and developed and implemented a new overall commercial strategy for the club. This resulted in a new structured approach to commercializing the brand, including developing the sponsorship strategy, led out of the London office. Mr. Woodward formerly worked as a senior investment banker within J.P. Morgan's international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers in the Accounting and Tax Advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.

        Richard Arnold, aged 41, is the Commercial Director and a Director of the Company. On February 20, 2013, we announced that Mr. Arnold will be appointed as our Group Managing Director, effective July 1, 2013. In his capacity as Group Managing Director, Mr. Arnold will oversee all commercial and operational aspects of the Company. Currently, Mr. Arnold is responsible for the management and growth of the Company's sponsorship business, retail, merchandising, apparel & product licensing business, and new media & mobile business. In this capacity he was nominated for SportBusiness International's Sports innovator of the year list in 2011. Mr. Arnold is on the board of Manchester United Merchandising Limited and MUTV. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

        Michael Bolingbroke, aged 47, is the Chief Operating Officer of the Company. He is responsible for ticketing, hospitality, match and non-matchday operations, club secretarial functions, property management and corporate services including finance, human resources, legal and information technology. He is also a board member of MUTV and a trustee on the board of the Club's Pension Fund. On February 20, 2013, we announced that Mr. Bolingbroke will become a Director of the Company upon the departure of Mr. Gill from the board of directors. Prior to joining the Company, Mr. Bolingbroke was previously the Senior Vice President, Shows at Cirque du Soleil, where he worked from March 2001 to April 2007 managing the strategy, profitability and operations of the Company's global business comprising fixed and touring shows. Prior to joining Cirque du Soleil, Mr. Bolingbroke was the Senior Vice President, Operations at the Jim Henson Company, where he worked from July 1992 to March 2001. Mr. Bolingbroke was also on the board of MUML (Manchester United Limited's joint venture partnership with Nike) from October 9, 2007 to May 25, 2010. Mr. Bolingbroke received his Bachelor of Arts degree from Reading University in 1987 and a Master of Business Administration from the London Business School in 2001. He has been a member of the Institute of Chartered Accountants since 1991.

        Kevin Glazer, aged 51, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Co-Chairman of First Allied Corporation. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

        Bryan Glazer, aged 48, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL's Digital Media Committee. Mr. Glazer serves on the board of directors of the Glazer Children's Museum. He received a bachelor's degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

        Darcie Glazer Kassewitz, aged 44, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer is the Co-President of the Glazer Family Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

        Edward Glazer, aged 43, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Co-Chairman of First Allied Corporation. Mr. Glazer is also the co-President of the Glazer Family Foundation. Mr. Glazer received a bachelor's degree from Ithaca College in 1992.

        Robert Leitão, aged 49, is an Independent Director of the Company. He is currently Head of the UK and Chairman of the Management Committee of Rothschild's Global Financial Advisory business. Mr. Leitão joined Rothschild in 1998 as a Director and was appointed Managing Director in 2000, Head of Mergers and Acquisitions in 2001 and Head of UK Investment Banking in 2008. Prior to joining Rothschild, Mr. Leitão worked for Morgan Grenfell & Co. Limited in London, where he was appointed a Director in 1995. He also serves as Chairman of the Trustees of The Pennies Foundation. Mr. Leitão received a Bachelor of Science degree in engineering from the University of London in 1984. He received his Chartered Accountancy qualification in 1988.

        Manu Sawhney, aged 46, is an Independent Director of the Company. With over 22 years of rich experience in the Asian media, entertainment and consumer products industry, Mr. Sawhney was in his last role the Managing Director of ESPN STAR Sports(ESS), a 50:50 joint venture for Asia between Disney and News Corp and reported directly to the Board and was responsible for the overall business leadership & P&L of the company across 24 countries in Asia. Mr. Sawhney led ESS's growth and expansion across multiple platforms in various local markets across Asia including business expansion in Taiwan, start-up of a new joint venture in Korea, consolidation of business in China and securing long terms strategic partnerships in Malaysia, Indonesia and Singapore. Prior to heading ESS's Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/EMG/Marketing/Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals totaling billions of dollars. Mr. Sawhney also previously served as the

Managing Director of ESS's South Asia business based out of India. Before joining ESS, he worked for 3 years with ITC Global Holdings, a subsidiary of British American Tobacco. After completing his engineering degree, Mr. Sawhney worked at Eicher Motors, a leading Indian farm equipment company. Mr. Sawhney holds a Bachelor's degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney was recently invited by the Singapore government to serve as a member of the 28th S. E. Asia Games Steering Committee.

        John Hooks, aged 56, is an Independent Director of the Company. He has been working in the luxury fashion industry for over 30 years. He has held positions in some of the sector's most influential companies. Having graduated from Oxford University in 1978, he entered the fashion industry through Gruppo Finanziario Tessile S.p.A. (GFT) in Turin, Italy, a company with which he remained for 14 years, holding a variety of positions, including that of Commercial Director for Valentino, President, CIDAT USA, in New York and finally as Commercial Director for GFT Asia. In this role, from 1988 to 1994, he was responsible for the establishment of GFT's regional subsidiary companies and the distribution network in Japan, South Korea, Hong Kong, as well as mainland China (one of the first foreign fashion companies to be present in the country) for brands including Giorgio Armani, Christian Dior, Claude Montana, Valentino, Emanuel Ungaro, Trussardi and Pierre Cardin. In 1995, he joined Jil Sander A.G. in Hamburg, Germany, initially as Commercial Director for Europe and Asia, before assuming global responsibility, when he was appointed Commercial and Retail Director in 1998. In 2000, Mr. Hooks was recruited by Giorgio Armani S.p.A. as Group Commercial and Marketing Director, based at the company's Milan headquarters. In this role, he was charged with the expansion of the company's global wholesale and retail network. He later assumed the role of deputy managing director and subsequently that of deputy chairman of the Armani group. In August 2011, he became the Group President of Ralph Lauren Europe and the Middle East.

        Messrs. Leitão, Sawhney and Hooks satisfy the "independence" requirements of Rule 10A-3 of the Exchange Act and the NYSE rules. Each of Messrs. Leitão, Sawhney and Hooks serve on our Audit Committee. Mr. Leitão serves as the Chairman of the Audit Committee and qualifies as an "audit committee financial expert" under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act.

        Our Board of Directors has no reason to believe that any of the nominees listed above would be unable to serve as a director of the Company. If, however, any nominee were to become unable to serve as a director, the proxy holders will have discretionary authority to vote for a substitute nominee. Unless contrary voting instructions are provided, the persons named as proxies will vote "FOR" the election of the above nominated individuals.

Vote Required and Board Recommendation

        If a quorum is present, directors are elected by a simple majority vote of all votes cast at the Annual General Meeting. Abstentions and broker non-votes will have no effect on the vote.

        Our Board of Directors unanimously recommends a vote "FOR" the election of the twelve nominees named above. Unless contrary voting instructions are provided, the persons named as proxies will vote "FOR" the election of the twelve nominees named above to hold office as directors until the 2014 annual general meeting of shareholders and until the election and qualification of their respective successors in office.

 SHAREHOLDER COMMUNICATIONS

        Shareholders and interested parties may contact any of the Company's directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Manchester United plc
Sir Matt Busby Way, Old Trafford,
Manchester, England, M16 0RA
Attn: Corporate Secretary

        Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

OTHER MATTERS

        Our Board of Directors has no knowledge of any other matters to be presented at the Annual General Meeting other than those described herein. If any other business properly comes before the shareholders at the Annual General Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

ADDITIONAL INFORMATION

        Copies of the 2012 Annual Report, which includes audited financial statements, are being provided to shareholders of the Company with this Proxy Statement.

        YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

Manchester, United Kingdom
May 7, 2013

QuickLinks

YOUR VOTE IS IMPORTANT
GENERAL INFORMATION
PROPOSAL NO. 1 ELECTION OF DIRECTORS
SHAREHOLDER COMMUNICATIONS
OTHER MATTERS
ADDITIONAL INFORMATION